(LETTERHEAD OF ADAMS AND REESE LLP)
March 18, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc. Registration Statement on Form S-1/A, Amendment No. 15 Filed February 18, 2009 File No. 333- 142535
Ladies and Gentlemen:
We are responding to comments received in a letter dated March 5, 2009 from Mr. Jeffrey Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 15 to the Registration Statement on Form S-1/A of Cumberland Pharmaceuticals filed February 18, 2009. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter. We enclose a copy of Amendment No. 16 to the Registration Statement filed today, which is marked to reflect the changes made to Amendment No. 15.
The following paragraphs set forth the responses of Cumberland Pharmaceuticals to the comments contained in Mr. Riedler’s letter of March 5, 2009. Page references in our responses are to page locations in Amendment No. 15.
General
1.	We note you intend to request confidential treatment for portions of exhibit 10.16, the Third Amended and Restated Loan Agreement with Bank of America. Please file your confidential treatment request as soon as possible. We will not be in a position to declare your registration statement effective until the confidential treatment request has been reviewed and any issues have been resolved.

United States Securities and Exchange Commission
March 18, 2009

        Response: The Company complied with this request by submitting a confidential treatment request to the Commission on February 18, 2009 and by sending the Commission a duplicate copy of the original submission on March 11, 2009.
Management
Officers and Directors, page 66
2.	Please refer to the first sentence of this subsection, which reads “[t]he following table sets forth the names and ages of our directors, executive and key managers as of January 31, 2008.” Please update your table to a more recent date.
        Response: The table on page 66 of Amendment No. 15 includes names and ages of the individuals listed as of January 31, 2009. To comply with this comment, the Company changed the date immediately above the table on Page 67 of Amendment No. 16 to January 31, 2009.
Compensation
Compensation Discussion and Analysis, page 75
Our executive compensation programs, page 76
3.	We note your statement on page 76, “[i]n 2009, adjustments to our executive officer’s total compensation were made based on an analysis of current market pay levels of peer companies and in published surveys.” To the extent you used peer companies and surveys and engaged in bench marketing to determine executive salaries in 2008, please identify the peer companies and surveys you used. If you did not engage in bench marking, please explain how you used the data from the peer companies and surveys to determine salaries.
        Response: The Company has complied with this comment by inserting a second paragraph under the heading “Our executive compensation programs” on page 77 of Amendment No. 16 in order to identify the survey used to determine executive salaries in 2008 and to explain how the Company used the data to determine salaries.
4.	We note your disclosure on pages 76 through 78 relating to long term equity compensation, the 1999 Stock Option Plan, the 2007 Long Term Incentive Compensation Plan and discretionary bonuses. Your discussion does not provide a sufficient analysis. Please revise the discussion to provide the Board’s analysis in determining the amount of equity incentives and cash bonuses. To the extent the Board identified any corporate and/or individual

United States Securities and Exchange Commission
March 18, 2009

goals, targets, or thresholds these items should be identified and described. The discussion should clarify which goals, if any, were met and how this information was used to determine awards to each named executive officer.
     Response: The Company has complied with this comment by amending the disclosure on pages 77 through 78 of Amendment No. 16 to provide the additional analysis requested by the Commission.
     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Kolin Holladay.

Sincerely, ADAMS AND REESE LLP /s/ Martin S. Brown, Jr. Martin S. Brown, Jr.

MSB/smm

cc:	Ms. Rose Zukin, United States Securities and Exchange Commission Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc. Donald J. Murray, Esq., Dewey LeBoeuf LLP, Counsel to the underwriters